State Street Bank and Trust Company

One Federal Street, 9th Floor

Boston, MA

02110

Via EDGAR Correspondence

June 28, 2005

Christian Sandoe

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Munder Series Trust (the “Registrant”), SEC File No. 333-102943;

Post-Effective Amendment No. 10 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Mr. Sandoe:

This letter responds to comments you provided to State Street Bank and Trust Company (“State Street”), the Registrant’s sub-administrator, in a telephonic discussion on Friday, June 24, 2005, with respect to the Amendment and the supplemental correspondence (“Supplemental Correspondence”) relating to the Amendment. The Amendment was filed on May 11, 2005, and included a Prospectus and Statement of Additional Information with respect to a proposed new series of the Registrant, the Munder Small-Mid Cap Fund (the “Fund”). The Supplemental Correspondence was filed on May 27, 2005, and included additional information to be included in the Prospectus for the Fund relating to the prior performance of separate accounts managed by the Fund’s adviser in a similar investment style.

Summaries of the comments with respect to the Amendment and the Supplemental Correspondence, and our responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in the Amendment. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Prospectus

1. Comment: On page 10 under the section “Publication of Portfolio Holdings,” please revise the disclosure to comply with Item 11(f)(2), Instruction 3, or otherwise confirm to the Staff that the Registrant is relying on 11(f)(2), Instruction 2 for any non-public disclosures.

Response: The disclosure has been revised in its entirety as follows:

“The Fund publishes a complete list of its portfolio holdings as of the end of each calendar month not earlier than 30 days after the end of such month, on the Munder Funds website (www.munder.com) under the “All Holdings” link on the Fund’s Profile Page. The three most recent previously published month-end portfolio holdings lists can be accessed through the “Historical All Holdings” link on the Fund’s Profile Page. The Fund may also publish other information on the Fund’s Profile Page relating to its portfolio holdings (e.g., top ten holdings, sector information and other portfolio characteristic data) as of the end of the calendar month not earlier than 15 days after the end of such month. A description of the Fund’s policies and procedures with respect to the disclosure of information regarding the Fund’s portfolio securities is available in the Fund’s Statement of Additional Information.”

2. Comment: On page 17 under the section “Valuing Fund Shares,” briefly describe in the third paragraph the circumstances when reliable current market values may not be readily available for a security:

Response: The following disclosure has been added following the first sentence in the third paragraph: “Current market values may be considered to be not readily available for a security when transactions in the security are infrequent, the validity of quotations appears questionable, there is a thin market, the size of reported trades is not considered representative of a company’s holdings (as in the case of certain debt securities), trading for a security is restricted or halted, or a significant event that may affect the value of a security occurs after the close of a related exchange but before the determination of the Fund’s NAV.”

3. Comment: On page 20 under the section “Portfolio Managers,” please provide a brief description of each person’s role on the team (e.g., lead member), including a description of any limitations on the person’s role and the relationship between the person’s role and the roles of other persons who have responsibility for the day-to-day management of the Fund’s portfolio.

Response: The second paragraph under the heading “Portfolio Managers” has been deleted and replaced with the following:

“The team is made up of MCM’s Small-Cap Value team, which consists of Robert Crosby, Julie R. Hollinshead, John P. Richardson, and MCM’s Mid-Cap Core Growth team, which consists of Tony Y. Dong, Brian Matuszak, Larry Cao and Andy Mui. Mr. Crosby and Mr. Dong jointly make final investment decisions for the Fund. In identifying potential small-cap investments for the Fund, Mr. Crosby selects securities from a universe jointly created by the Small-Cap Value team. With respect to the Fund’s mid-cap investments, the Mid-Cap Core Growth team members provide analytical support for Mr. Dong’s selections.”

4. Comment: On page S-11 in the first full paragraph under the section “Additional Policies for Purchases, Exchanges and Redemptions”, please revise the disclosure in the parenthetical in the first sentence (i.e., “but not more than seven business days”) to comply with Section 23(e) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The parenthetical has been revised to state “but not more than seven days.”

5. Comment: On page S-13 in the second full paragraph under the section, “Frequent Purchases and Redemptions of Fund Shares and Short-Term Trading Fee,” the disclosure states “we reserve the right to waive the short-term trading fee in certain limited circumstances…” Please describe with specificity what is meant by “certain limited circumstances.”

Response: The Registrant’s policies and procedures do not enumerate the limited circumstances under which the short-term trading fee may be waived. However, the

Registrant believes that its policies and procedures are designed to protect long-term Fund shareholders by limiting the circumstances under which such waivers are granted to those that (1) do not pose the risks that the Registrant’s policies and procedures are designed to mitigate, (2) are authorized in writing by two officers of the Registrant prior to the waiver, and (3) are disclosed to the Registrant’s Board of Trustees at its next regularly scheduled meeting. The Registrant will therefore revise the disclosure as follows:

“In addition, we reserve the right to waive the short-term trading fees in limited circumstances where the Funds determine the transaction does not pose the risks that the Funds’ policies and procedures are designed to mitigate. Such waivers are subject to the advance written approval of two officers of the Funds and are reported to the Board of Trustees.”

Statement of Additional Information

1. Comment: On page 17 under the section “Fund Investments – Disclosure of Portfolio Holdings,” please make the following changes:

a.	Under the “Service Providers” sub-section, please confirm to the Staff that the service providers enumerated is an exhaustive list or otherwise revise the list.

Response: The disclosure has been revised to include a list that, to the best of Registrant’s knowledge, is exhaustive, other than with respect to the various broker-dealers with whom MCM places trades for the Fund:

“MCM and/or the Fund may disclose portfolio holdings information to the Fund’s primary service providers (i.e., the Fund’s adviser, custodian, distributor, fund accountant, administrator, sub-administrator, independent public accountants, and external legal counsel) and to other service providers (such as proxy voting services, pricing information vendors, broker-dealers who effect portfolio securities transactions, broker-dealers who provide pricing information, and providers of printing and/or regulatory filing services) who need access to such information to perform services for the benefit of the Fund. The Fund’s current primary service providers are MCM, State Street Bank and Trust, Funds Distributor, Inc., PFPC Inc., Ernst &Young LLP, Dechert LLP, and Morgan Lewis & Bockius LLP. Other service providers who routinely receive portfolio holdings information from the Fund include Institutional Shareholder Services, FT Interactive, Reuters, Thomsen Financial/ILX, R.R. Donnelley, Bowne & Co., as well as various broker-dealers with whom MCM places trades for the Fund or who provide pricing information.”

b.	Under the “Other” sub-section, disclosure of portfolio holdings pursuant to the sub-section is subject to the condition that it “must be disclosed pursuant to the terms of a written confidentiality agreement between the recipient and the Fund…” Please revise the disclosure to state whether such condition also includes prohibitions on trading or, if not, confirm to the Staff that such condition is not placed on any such disclosures.

Response: The Registrant believes that the disclosure in the first paragraph on page 18 of the SAI, which summarizes the general terms of the confidentiality agreement, addresses the Staff’s comment. Accordingly, no changes to the disclosure have been made.

c.	Under the sub-sections which describe various persons (i.e., service providers) that portfolio holdings information is being disclosed to prior to the time such information is publicly disclosed, please provide the information required pursuant to Item 11(f)(1)(iii) for each person.

Response: The following disclosure has been added after the first sentence of the sub-paragraph entitled “Service Providers”: “Portfolio holdings information will be disclosed to a service provider to the extent and as frequently as necessary to allow such service provider to perform its duties and responsibilities.”

The Registrant believes that the disclosure in the second sentence of the sub-paragraph entitled “Comerica Bank and Affiliates” addresses the Staff’s comment. Accordingly, no changes to the disclosure in that section have been made.

d.	Disclose pursuant to Item 11(f)(1)(iii) of Form N-1A any procedures to monitor the use of information.

Response: As described in the SAI, the use of non-public information concerning the Fund’s portfolio holdings is subject to, among other things, the advance approval of the President or a Vice President of the Munder Funds and MCM’s Legal Department and quarterly reporting to the Board of Trustees. In addition, while not specified in the policies and procedures concerning disclosure of portfolio holdings themselves, under Rule 38a-1, the Fund’s chief compliance officer is responsible for administering the Fund’s policies and procedures and for reporting to the Board at least annually on the operation of those policies and procedures.

2. Comment: On page 19 under the section “Investment Limitations”, with respect to Fundamental Policy Number 8 (the “Policy”):

a.	The Policy states that the Fund “[m]ay not “concentrate its investments in a particular industry, except as permitted under the 1940 Act…” Since industry concentration is permitted under the 1940 Act, this disclosure may be confusing to investors.

Response: While “concentration” in a particular industry is permitted under the 1940 Act, the disclosure explains that should a Fund adopt a policy to “concentrate” its investments under the 1940 Act, it will do so to the extent it is permitted under the 1940 Act. Accordingly, no changes to the disclosure have been made.

b.	The Policy states that the “(a) this limitation shall not apply to the Fund’s investments in (i) securities of other investment companies…” Please confirm to the Staff that in determining whether or not a Fund is “concentrating” its investments, the underlying holdings of any investment company in which the Fund invests are used in such calculation.

Response: As Registrant does not currently have the ability to invest in affiliated investment companies, its investments in other investment companies is limited to unaffiliated investment companies for which it will not typically have current information as to the underlying holdings. In addition, the Registrant expects that the types of other investment companies in which it will invest will generally be limited to exchange-traded funds, which it will purchase in an effort to manage cash, not as long-term investments. In light of these facts, Registrant does not consider the underlying holdings of the investment companies in which it invests when determining whether or not the Fund is “concentrating” its investments.

3. Comment: On pages 32-34 under the section “Investment Advisory and Other Service Arrangements–Portfolio Managers,” please make the following changes pursuant to Item of Form N-1A:

a.	On p. 32, please confirm to the Staff that no advisory fee with respect to any account listed in the table is based on the performance of any such accounts, or otherwise revise the disclosure in accordance with Item 15(a)(3).

Response: To the best of the Registrant’s knowledge, no advisory fee with respect to any account listed in the table is based on the performance of any such account. Accordingly, no changes to the disclosure have been made.

b.	On p. 33, under the “Portfolio Manager Compensation” sub-section, revise the description of “base salary” to confirm whether it is fixed or variable.

Response: The disclosure has been revised to state “fixed base salary.”

c.	On the fourth line of page 34, disclose what is meant by “applicable benchmarks” (e.g., the Fund’s benchmark index).

Response: The sentence beginning “Bonuses are based on a variety of factors, . . .” has been deleted in its entirety and replaced with the following disclosure:

“In determining portfolio manager bonuses, the Advisor considers a variety of factors, including qualitative elements such as leadership, team interaction and results, client satisfaction, and overall contribution to the firm’s success, as well as the profitability of the firm and the performance of the aggregate group of accounts managed by the portfolio manager. With respect to each account managed by the portfolio manager, performance is measured relative to that account’s benchmark index for the most recent one-year and three-year periods.”

*        *        *

The Trust intends to include disclosure in accordance with the foregoing responses in Post-Effective Amendment No. 11 to the Trust’s Registration Statement on Form N-1A (“PEA 11”), which the Trust intends to file via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Tuesday, June 28, 2005, along with a request that PEA 11 be accelerated with an effective date of Friday, July 1, 2005.

You requested that the Registrant make certain representations concerning the Amendment and the response being made to the comments received. These representations are included as an exhibit to this letter.

We hope that the foregoing is responsive to each of the comments provided on June 24, 2005. Please do not hesitate to contact the undersigned at (617) 662-3909 or Francine Hayes at (617) 662-3969 if you have any questions concerning the foregoing.

Sincerely,

/s/ Ryan M. Louvar
Ryan M. Louvar
Vice President and Counsel

cc:	Stephen J. Shenkenberg, Esq.

Jane A. Kanter, Esq.

EXHIBIT

Munder Series Trust

480 Pierce Street

Birmingham, MI 48009

Via EDGAR Correspondence

June 28, 2005

Christian Sandoe

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Munder Series Trust (the “Registrant”), SEC File No. 333-102943;

Post-Effective Amendment No. 10 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Mr. Sandoe:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Amendment;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Amendment reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Amendment; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on June 24, 2005. Please do not hesitate to contact the undersigned at (248) 647-9201 if you have any questions concerning the foregoing.

Sincerely,

/s/ Stephen J. Shenkenberg
Stephen J. Shenkenberg

cc:	Jane A. Kanter, Esq.